Exhibit 10.7

LICENSE AGREEMENT

THE E-GAS™ TECHNOLOGY

This License Agreement (this “Agreement”), dated this 18th day of April 2003 (the “Effective Date”), is entered into by and between Gasification Engineering Corp., an Ohio corporation (“GEC”), and Lima Energy Company, an Ohio corporation (“Licensee”).

WHEREAS, GEC and its parent corporation, Global Energy, Inc., an Ohio corporation, have created The E-GASTM Technology (as hereinafter defined) and have acquired or developed technical data and information pertinent to the design, construction and operation of equipment and systems incorporating The E-GASTM Technology for the production of a synthesis gas containing carbon monoxide and hydrogen; and

WHEREAS, Global has authorized and directed GEC to grant, and Licensee is prepared to acquire, licenses to such technical data and information and to certain patent rights relating to The E-GAS™ Technology for the production of synthesis gas at the Facility (as hereinafter defined).

NOW, THEREFORE, and in consideration of the premises and mutual covenants hereinafter set forth, the partie agree as follows:

ARTICLE I

DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings:

a.	“Design Capacity” shall mean the total design throughput, in tons of petroleum coke or bituminous coal per operating day, of The E-GAS™ Technology gasification system according to the design information supplied in Appendix A, to produce the design quantity, pressure and temperature of synthesis gas at the specified delivery point.

b.	“Facility” shall mean Licensee’s facility described in Appendix A.

c.	“GEC’s Patent Rights” shall mean those Patent Rights GEC now has, or prior to the Effective Date shall have, with respect to The E-GAS™ Technology. A list of GEC’s current issued U.S. Patents is set forth in Appendix B.

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d.	“GEC’s Technical Information” shall mean technical data and operating information, which is necessary or useful for the design and operation of a plant for the practice of The E-GAS™ Technology, which GEC owns or has the right to license.

e.	“Licensee’s Technical Information” shall mean any and all modifications and improvements to The E-GAS™ Technology made by Licensee.

f.	“Patent Rights” shall mean all claims of Letters of Patent of the United States and similar rights associated with patents granted in any other country, as cover processes for, or apparatus designed for the practice of The E-GAS™ Technology, which are based upon inventions in existence prior to the Effective Date.

g.	“Process Design Package” shall mean the process design package to be delivered to Licensee as more fully described in Appendix C

h.	Process Performance Testing and Acceptance Criteria shall mean the plant performance test as more fully described in Appendix F.

i.	“Subsidiaries” of a designated company shall mean any corporations in which such company now or hereafter owns or controls, directly or indirectly, at least fifty percent (50%) of the voting stock. For the purpose of this definition, the stock owned or controlled by a company shall be deemed to include all stock owned or controlled, directly or indirectly, by any other company of which it owns or controls not less than fifty percent (50%) of the voting stock.

j.	“The E-GAS™ Technology” shall mean a process licensed by GEC (and improvements thereon) for generating a carbon monoxide and hydrogen containing synthesis gas by feeding particulate carbonaceous solids, alone or in the presence of substantially thermally liquefiable or vaporizable carbonaceous materials and/or water, through one or more mixers, including but not limited to annulus type mixers, to be admixed with oxygen or an oxygen-containing gas and to be fed into an unpacked non-catalytic reaction zone where partial oxidation occurs, and treatment of the effluent thereof to remove contained solids (ash and/or soots) and wherein such solids may or may not be returned to the reactor. Said process shall include the recovery of heat and the removal of particulate matter. The term “carbonaceous solids” as used herein shall mean, coal, coke, lignite and other solids containing substantial amounts of carbon. (The definition of The E-GAS™ Technology is only for the purposes of this Agreement and shall not be construed to define or limit the scope of any patent claim or claims.)

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ARTICLE II

GRANTS

2.1	GEC Patent Rights. GEC hereby grants to Licensee, subject to the terms and conditions of this Agreement, a nonexclusive, nontransferable (except to a purchaser of the Facility approved by GEC) license to use GEC’s Patent Rights in the Facility, together with the right to use and sell the products produced.

2.2	GEC Technical Information. GEC hereby grants to Licensee, subject to the terms and conditions of this Agreement, a nonexclusive, nontransferable (except to a purchaser of the Facility approved by GEC) license to use GEC’s Technical Information in the Facility. GEC shall provide GEC’s Technical Information to Licensee in accordance with Appendix C. The license granted in this Section 2.2 shall in no event be construed as transferring any rights of ownership. In the event that any Technical Information supplied under this Section 2.2 becomes patented subsequent to the Effective Date, such patents shall automatically become available to Licensee under Section 2.1 above without any further cost to Licensee.

2.3	GEC Improvements. GEC hereby agrees to grant to Licensee, at reasonable commercial terms and subject to the terms and conditions hereinafter stated, a nonexclusive license to use applicable portions of GEC’s Technical Information that may be developed by GEC after the Effective Date of this Agreement.

ARTICLE III

INTENT AND EXCLUSIVITY

Licensee represents that it intends to construct, own and commercially operate the Facility at the location set forth in Appendix A, which has a Design Capacity as set forth in Appendix A. Licensee agrees that, for a period of three (3) years after the Effective Date, it shall not pursue development of the project named in Appendix A with alternate gasification technologies. GEC agrees that, for a period of three (3) years after the Effective Date, it shall not pursue independent development of a gasification project at the location described in Appendix A.

ARTICLE IV

ROYALTIES

4.1	Licensee agrees to pay GEC, in U.S. Dollars, for licenses granted pursuant to this Agreement, the following royalty amount:

For the Facility described in Appendix A, a royalty of sixteen million dollars ($16,000,000).

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Such Payment shall be due and payable, via electronic transfer to a U.S. located bank account to be established by GEC, upon receipt of invoice according to the following schedule:

Payment 1:	100% upon close of construction financing, but no later than December 31, 2003.

4.2	Licensee agrees to pay GEC, in U.S. dollars, a fee of $5.0 million for the preparation of a Process Design Package, as defined in Appendix C. Such payment shall be due and payable, via electronic transfer to a U.S. located bank account to be established by GEC, upon receipt of invoice according to the following schedule:

Payment 1:	$1.0 million accompanying written notification to GEC to begin work on the Process Design Package, but no later than January 31, 2004.

Payment 2-12:	Payments $363,363.63 upon completion of each of the twelve milestones described in Appendix C, payable via electronic transfer upon receipt of invoice.

If Licensee fails to make any Royalty or Process Design Package payments on a timely basis, GEC may suspend performance of its services under this Agreement and hold its work products until outstanding payments are received. If payment is not made within 30 days of invoice, GEC may, at its sole discretion, terminate this Agreement.

ARTICLE V

RESTRICTED PROPRIETARY HARDWARE: RECORDS

5.1	Restricted Proprietary Hardware. Licensee agrees to purchase the following equipment and items exclusively through GEC or GEC’s approved vendors pursuant to the terms in Appendix D:

(a)	Gasifier mixers and atomizers

(b)	Gasifier pilot burners

(c)	Continuous pressure reduction system for slag removal from the gasification vessel.

(d)	Char recycle motive device

(collectively, the “Restricted Proprietary Hardware”).

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Equipment supplied will incorporate applicable innovations developed by GEC that are approved for commercial release at the time of order.

5.2	Transfer of Restricted Proprietary Hardware. Licensee shall not resell or transfer Restricted Proprietary Hardware, except to GEC at GEC’s sole discretion.

5.3	Records and Accounts. Licensee shall keep accurate and complete records and accounts of all The E-GAS™ Technology operations conducted by Licensee, and shall allow GEC and its duly authorized agents, attorneys or accountants to inspect and take abstracts from said records and accounts at all reasonable business hours. Examples of records include, but are not limited to, operating logs, raw process data, laboratory analysis, maintenance records, management of change documents, failure analysis, operating procedures, availability records, fuel specifications and analysis, and the like.

5.4	Licensor will supply competent and experienced or otherwise qualified support to Licensee’s engineering and construction contractor’s, in accordance with the personnel rate sheet in Appendix E.

5.5	Licensor will supply competent and experienced or otherwise qualified support to the start-up of the Licensee’s Facility in accordance with the personnel rate sheet in Appendix E. Licensee agrees that these services will include a minimum of 90 man-days prior to the initial operation of the Facility on solid feedstock. Such support shall extend, for up to one-year beyond acceptance by LEC, based on successful performance test as described in Exhibit F.

ARTICLE VI

CROSS-LICENSING

Licensee hereby grants to GEC a perpetual, irrevocable, nonexclusive, transferable, royalty-free license to use Licensee’s Patent Rights and Licensee’s Technical information developed during the term of this Agreement related to The E-GAS™ Technology. GEC shall have the right to use Licensee’s Technical information and shall have the right to grant licenses to its licensees for The E-GAS™ Technology utilizing Licensee’s Technical Information; provided, however, that such licenses shall extend only to the benefit of such other licensees of GEC who, directly or through GEC, are committed to make available corresponding rights to Licensee.

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ARTICLE VII

CONFIDENTIAL INFORMATION

7.1	Confidentiality Obligations. Licensee agrees that it will keep confidential any and all Confidential Information (as defined below), and, except as provided in the following Section or as otherwise expressly permitted by the terms of this Agreement, it will, without the specific prior written consent of GEC, neither disclose any Confidential Information to any person nor use any of the Confidential Information for any reason or purpose other than as provided in this Agreement.

7.2	Permitted Disclosures. Licensee may disclose Confidential Information to its agents and representatives who (i) in the judgment of Licensee require access to such information for purposes consistent with this Agreement; and (ii) are informed by the Licensee of the confidential nature of the Confidential Information and the obligations of this Agreement and agree to be bound by all the provisions hereof applicable to the receipt and use of Confidential Information by Licensee. Licensee agrees to be fully responsible for enforcing as to its agents and representatives the obligations of this Agreement applicable to Licensee and to take such action, legal or otherwise, to the extent necessary (including all actions that Licensee would take to protect its own confidential information and trade secrets) to cause its agents and representatives to comply with such obligations.

7.3	Definition of Confidential Information. As used in this Agreement, the term “Confidential Information” means and includes any and all:

(a)	GEC Technical Information, including GEC patent applications; and

(b)	information concerning the business and affairs of GEC, however documented; and

(c)	trade secrets concerning the business and affairs of GEC, plant and product specifications, data, know-how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, past, current, and planned research and development, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer software and programs (including object code and source code), computer software and database technologies, systems, structures and architectures (and related processes, formulae, composition, improvements, devices, know-how, inventions, discoveries, concepts, ideas, designs, methods and information), and any other information, however documented, that is a trade secret within the meaning of applicable law.

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7.4	Exceptions. “Confidential Information” shall not include any information of GEC which:

(a)	was or becomes generally available to the public other than as a result of a disclosure by Licensee, or its agents or representatives;

(b)	was available, or becomes available to Licensee on a non-confidential basis prior to its disclosure to Licensee by GEC, but only if, to the best of Licensee’s knowledge after due inquiry, the source of such information is not bound by a confidentiality agreement with GEC or is not otherwise prohibited from transmitting such information to Licensee by a contractual, legal, fiduciary or other obligation; or

(c)	was independently acquired or developed by Licensee without violating any of its obligations under this Agreement.

7.5	Facility Visits

(a)	Licensee shall have the right to show the Facility to visitors and invitees, provided that:

(i)	Licensee notifies GEC in advance of invitees’ names and affiliations, and the date and purpose of the proposed visit;

(ii)	There is no breach of confidentiality as provided for in this Article VII;

(iii)	Invitees enter into a confidentiality agreement on terms no less stringent than those set forth in this Article VII; and

(iv)	No inspections of GEC proprietary equipment are made unless approved in advance by GEC. Such proprietary equipment includes, but is not limited to the Restricted Proprietary Hardware and the locations in the Facility where they are installed.

(b)	GEC shall be permitted to host visitors to the Facility provided that:

(i)	GEC notifies Licensee in advance of visitors’ names and affiliations, and the date and purpose of the proposed visit;

(ii)	Licensee has no reasonable objection to the proposed visitors’ presence at the Facility.

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ARTICLE VIII

PATENT INFRINGEMENT

8.1	Infringement. Licensee will promptly advise GEC in writing of any notice, claim, suit or action regarding infringement of Patent Rights made or brought against Licensee, based upon Licensee’s use of The E-GAS™ Technology. GEC will defend at its own expense any such suit or action to the extent that the alleged infringement is based upon use of GEC’s Technical Information and GEC’s Patent Rights, and shall have sole direction of and responsibility for such defense. Licensee will render all reasonable assistance that may be required by GEC and shall have the right to be represented by advisory counsel of its own selection at its own expense.

8.2	Indemnity. GEC will hold Licensee free and harmless from any damages or other sums that may be assessed in or become payable under any final decree or final judgment by any court for infringement of Patent Rights in the United States to the extent such claims are based upon the use of GEC’s Patent Rights or GEC’s Technical Information hereunder, during the term of this Agreement.

8.3	Settlement or Compromise. Neither GEC nor Licensee shall settle or compromise any such suit or action without the consent of the other party if the settlement or compromise obliges the other party to make any payment, waive any property rights, assume any obligations or grant any licenses or other rights or be subject to any injunction by reason of such settlement or compromise.

ARTICLE IX

FORCE MAJEURE

9.1	Force Majeure. In the event that either party is rendered unable to carry out its obligations under this Agreement by reason of force majeure (as hereinafter defined), it is agreed that the obligations of such party insofar as they are affected by such event of force majeure shall be suspended during the continuance of such event of force majeure, provided that the affected party shall diligently pursue all reasonable remedies to eliminate the effect of any force majeure.

9.2	Definition of Force Majeure. The term “force majeure” as employed herein shall mean acts of God, strikes, lockouts, or other industrial disturbances, acts of the public enemy, wars, blockades, insurrections, riots, epidemics, landslides, lightning, earthquakes, fires, storms, floods, washouts, and legal impediments, including difficulty in obtaining labor, supplies, equipment or other material or other difficulty in carrying out the program herein set out because of government edict or regulation, civil disturbances, explosion, breakage or accident to equipment and facilities, and any other cause not within the reasonable control of the parties, all of which by the exercise of due diligence such parties are unable

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to foresee or overcome. Notwithstanding the foregoing, the settlement of strikes or lockouts shall be entirely within the discretion of the party having the difficulty, and that the above requirements that any force majeure shall be remedied with the exercise of due diligence shall not require the settlement of strikes or lockouts by acceding to the demands of the opposing party when such accession is inadvisable in the discretion of the party having the difficulty.

ARTICLE X

BINDING EFFECT

This Agreement shall benefit and bind the respective parties hereto and their respective successors and assigns; provided, however, that Licensee shall not assign any of the rights and privileges granted or be relieved of its obligations hereunder without the prior written consent of GEC.

ARTICLE XI

WARRANTIES

11.1	GEC Warranties. GEC warrants that The E-GAS™ Technology can be utilized in a facility to process typical petroleum coke or coal or other designated feedstock into synthesis gas suitable for utilization in power generation or industrial chemical facilities and that such facility will comply with the existing permit to construct, as timely amended, and applicable environmental standards at the time of design and construction as set forth by the U.S. EPA or delegated state authority, provided such facility is designed, constructed and operated in accordance with the basic design specification set forth in Appendix A, and as further defined by the Process Design Package. Should the completed facility initially fail to process the feedstock to produce synthesis gas or be unable to meet environmental standards, GEC shall, at no cost to Licensee, evaluate the facility and recommend corrective actions; whether or not such corrective action is ultimately deemed to be within its own obligation to rectify.

11.2	Due Authorization. GEC and Licensee each represent and warrant that it has the right and power to grant the licenses and rights granted or agreed to be granted by it under this Agreement.

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ARTICLE XII

LIMITS OF LIABILITY

Except as expressly provided in this Agreement, GEC has not made and does not make any representation or warranties, express, or implied. The parties agree that neither party has relied upon any representation or warranty, which is not expressly embodied in this Agreement.

The total cumulative liability and obligation of GEC arising under this Agreement, including any and all suits, actions, claims, demands, damages, liabilities, interest, legal fees, costs and expenses whatsoever arising out of or in connection with GEC’s performance or non-performance of its obligations under this Agreement, and whether in respect of negligence or otherwise, shall not exceed in aggregate the value of 50% of the net royalty payment received pursuant to Article 4.1, and in accordance with Appendix A, of this Agreement as adjusted for any netback to Global Energy Inc. Licensee shall indemnify GEC of all costs and expenses in excess thereof.

Except with respect to the parties’ respective indemnification obligations and breaches of article vii, neither party will be liable to the other party for any special, incidental, indirect, punitive or consequential damages (including any lost profits, foregone revenue or lost business opportunities) arising out of this agreement, however caused, regardless of whether such party has been informed, or is otherwise aware, of the possibility of any such damages.

ARTICLE XIII

GENERAL

13.1	Notices. All notices, consents, waivers and other communications required or permitted by this Agreement shall be in writing (which includes telex, telegraph or other electronic transmission) to the following addresses, facsimile numbers or e-mail addresses and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number, e-mail address or person as a party may designate by notice to the other parties):

if to GEC:

Gasification Engineering Corp.

1000 Louisiana, Suite 3800

Houston, Texas 77002, USA

Attention: Phil Amick, Vice President

Commercial Development

Fax no.: 713.374.7252

E-mail address: pramick@globalenergyinc.com

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If to Licensee:

Lima Energy Company

312 Walnut Street, Suite 2650

Cincinnati, Ohio 45202 USA

Attention: Project Director

Fax no.: 513-621-5947

E-mail address: dnlockwood@globalenergyinc.com

Notices shall be effective upon receipt.

13.2	Amendment and Waiver. No term or provision of this Agreement may be altered, amended, changed, waived, terminated or modified in any respect or particular except by written instrument signed by or on behalf of the party to be charged with such alteration, amendment, change, termination or modification. No waiver by any party of any breach under this Agreement will be deemed a waiver of any other or any subsequent breach.

13.3	Entire Agreement and Modification. This Agreement (including the Appendices hereto) constitutes the entire agreement between the parties relative to the subject matter hereof and supersede all prior agreements, representations, warranties, statements, promises and understandings, whether written or oral with respect to the subject matter of this Agreement. All negotiations relative to the matters contemplated herein are merged herein, and there are no other understandings or agreements relating to the matters and things herein set forth other than those incorporated into this Agreement.

13.4	Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

13.5	Construction. The headings of Articles and Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to “Articles” and “Sections” refer to the corresponding Articles and Sections of this Agreement.

13.6	Governing Law. This Agreement will be governed by and construed under the laws of the State of Ohio without regard to conflicts-of-laws principles that would require the application of any other law.

13.7	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

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13.8	Deliverables. (a) GEC will provide operating manuals within one year of authorization to proceed, to facilitate integration with balance of plant manuals and to prepare for training of operators; and (b) GEC will provide, at rates in accordance with Appendix E, training for operators beginning approximately one year before planned commissioning.

IN WITNESS WHEREOF, the parties hereto have respectively caused this instrument to be executed on the date first indicated above.

Gasification Engineering Corp.

By:	/s/ HH Graves
HH Graves

Its:	Chairman

Date:	April 18, 2003

Lima Energy Company

By:	/s/ Dwight N. Lockwood
Dwight N. Lockwood

Its:	Secretary

Date:	April 18, 2003

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